UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

RECEPTOS, INC.

(Name of Subject Company (Issuer))

STRIX CORPORATION

(Offeror)

A Wholly-Owned Subsidiary of

CELGENE CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE	756207106
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Robert J. Hugin

Chairman and Chief Executive Officer

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Cantone, Esq.

Daniel I. Ganitsky, Esq.

Ori Solomon, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$7,561,571,592.00	$ 878,654.62

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 32,592,981 shares of common stock, $0.001 par value per share, of Receptos, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 31,606,369 Shares issued and outstanding and (ii) 986,612 Shares issuable upon the exercise of outstanding options exercisable prior to December 31, 2015), multiplied by (b) the offer price of $232.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of July 27, 2015, the most recent practicable date prior to commencement of the offer.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $116.20 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $878,654.62	Celgene Corporation Filing Party: Strix Corporation.
Form or Registration No.: Schedule TO	Date Filed: July 28, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 further amends and supplements the Tender Offer Statement on Schedule TO originally filed on July 28, 2015, as amended and supplemented by Amendment No. 1 filed on August 11, 2015 (together with any amendments and supplements thereto, the “Schedule TO”), relating to the offer by Strix Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Receptos, Inc., a Delaware corporation (“Receptos”), other than any Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Celgene, Purchaser, Receptos or any of their wholly-owned subsidiaries, at a price of $232.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2015 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Item 11.  Additional Information.

Section 15—“Certain Legal Matters—Litigation” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Delaware Actions

Following the announcement of the execution of the Merger Agreement, five purported stockholder class actions were filed in the Court of Chancery of the State of Delaware and challenge the transactions in connection with the Merger: Scott v. Receptos, Inc., et al., No. 11316 (filed July 20, 2015), Cacioppo v. Faheem Hasnain, et al., No. 11324 (filed July 23, 2015), Rosenberg v. Receptos, Inc., et al., No. 11325 (filed July 23, 2015), Kadin v. Receptos, Inc., et al., No. 11337 (filed July 27, 2015), and Rockaway v. Faheem Hasnain, et al., No. 11346 (filed July 28, 2015) (collectively, the “Delaware Actions”).

All the complaints bring claims against, and allege that, the members of the Receptos Board breached their fiduciary duties by agreeing to a transaction that purportedly undervalues Receptos. Among other things, plaintiffs allege that the members of the Receptos Board failed to maximize the value of Receptos to its public stockholders, negotiated a transaction in their best interests to the detriment of Receptos’ public stockholders, and agreed to supposedly preclusive deal-protection measures that unfairly deter competitive offers. Four of the complaints alleged that Celgene, Purchaser and/or Receptos aided and abetted these purported breaches of fiduciary duty, and seek, among other things: (i) an order enjoining the Offer and/or Merger; (ii) rescission of the transaction, to the extent already implemented, or, alternatively, rescissory damages; and (iii) attorneys’ fees and costs.

On August 3, 2015, the plaintiffs collectively filed an amended class action complaint asserting the same claims and adding allegations, among others, that the Schedule 14D-9 omitted to disclose allegedly material information. On August 4, 2015, the Court of Chancery of the State of Delaware consolidated the lawsuits under the caption In re Receptos, Inc. Stockholder Litigation, Consolidated C.A. No. 11316-CB. On August 7, 2015, the court entered an order granting the parties’ stipulation regarding expedited proceedings and set a preliminary injunction hearing for August 21, 2015.

On August 17, 2015, Receptos, each of the members of the Receptos Board, Celgene and Purchaser entered into a Memorandum of Understanding (the “MOU”) with the plaintiffs in the Delaware Actions, which sets forth the parties’ agreement in principle for a settlement of those actions. As explained in the MOU, Receptos, the members of the Receptos Board, Celgene and Purchaser have agreed to the settlement solely to avoid the costs, disruption, and distraction of further litigation and without admitting any liability or wrongdoing. The MOU contemplates that the parties will seek to enter into a stipulation of settlement providing for the certification of a mandatory non opt-out class, for settlement purposes only, that includes any and all record and beneficial owners of Shares (excluding defendants, their subsidiary companies, affiliates, assigns, and members of their immediate families) during the period beginning on July 14, 2015, through the effective date of the consummation of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them and a global release of claims relating to the Offer as set forth in the MOU. The claims will not be released until such stipulation of settlement is approved by the Court of Chancery of the State of Delaware. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. The settlement will not affect the consideration to be received by Receptos’ stockholders in connection with the Offer and the Merger.

As part of the settlement, Receptos agreed to make certain additional disclosures related to the Offer and the Merger, which are set forth in Amendment No. 2 to the Schedule 14D-9, filed with the SEC on August 18, 2015.

California Action

Another putative class action, Chapman Family Trust v. Receptos, Inc., was filed on July 30, 2015, in Superior Court of the State of California, County of San Diego, (Case No. 37-2015-00025537-CU-SL-CTL) against Receptos, members of the Receptos Board, Celgene and Purchaser. The amended complaint and the Chapman Family Trust complaint generally allege breaches of fiduciary duty by the members of the Receptos Board in connection with the Merger Agreement. Further, these complaints allege that Celgene and Purchaser aided and abetted the purported breaches of fiduciary duty. The plaintiffs generally seek equitable and injunctive relief, including an order enjoining the defendants from completing the proposed merger transaction, rescission of any consummated transaction, unspecified damages and attorneys’ fees. On August 3, 2015, the plaintiffs filed a request for dismissal of this action.

Celgene and Purchaser believe these lawsuits are wholly without merit, and intend to vigorously defend against them if the settlement of the Delaware Actions is not consummated or if the California action is not dismissed.

Additional lawsuits may be filed against Receptos, Celgene, Purchaser and/or any of their respective directors in connection with the Merger.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2015	CELGENE CORPORATION

	By:	/s/ Peter N. Kellogg
Peter N. Kellogg
Executive Vice President and Chief Financial Officer

STRIX CORPORATION

	By:	/s/ Peter N. Kellogg
Peter N. Kellogg
Chief Financial Officer